Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

January 24, 2014

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 21, 2014
File No. 333-193071

Dear Mr. Kluck:

On behalf of Ladder Capital Corp, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 24, 2014, to Marc Fox, Chief Financial Officer of the Company, with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions and clarifies and conforms certain other information.

Beijing    Chicago    Hong Kong    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

January 24, 2014

Recent Developments, page 12

1.	Staff’s Comment: We note your response to comment 2 of our letter dated January 17, 2014 and your revised disclosure on page 15. We note that you have presented and discussed cash flows used in “Loan originations and purchases” and cash flows provided by “Proceeds from sale of loans.” Please also disclose estimated cash flows related to the financing of those activities or include additional narrative discussion of the related funding, or tell us why you do not believe it is necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Recent Developments disclosure on page 14. The Company advises the Staff that it does not believe that cash flow information related to proceeds from and repayments of borrowings is meaningful when discussed in the context of loan originations and securities and real estate acquisitions as these originations and purchases are financed through various means and are not explicitly financed on a linked or direct basis at the time of origination or acquisition. Rather, these assets are generally financed using borrowing capacity available on the most advantageous facility at the time using collateral other than the asset being originated or acquired. Accordingly, the Company discussed in narrative fashion in Amendment No. 4 the net change in its debt balances and the use of its various forms of financing for the asset purchases.

Master Purchase Agreement, page 16

2.	Staff’s Comment: We note your disclosure that your financing agreement has been reduced to $150,000,000. Please clarify whether this will have any impact on your operations for the next 6 months, discuss whether you anticipate this agreement being extended beyond July 24, 2014, and the impact on your operations if it is not extended. Further, please file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file it.

Response: The Company respectfully advises the Staff that the impact of the changes referred to in the Staff’s comment on the Company’s term master repurchase agreement with a major U.S. insurance company are not material. The Company does not expect this amendment to its term master repurchase agreement to impact the Company’s operations for the next six months and does not intend to extend this particular line beyond July 24, 2014. Instead, in view of the success the Company has had using other sources of financing of conduit first mortgage loans, including from the FHLB, on a long term committed basis, and in view of the Company’s desire to increase available financing capacity for balance sheet first mortgage loans in the future (which financing is generally less available than that for conduit first mortgage loans), the Company has engaged in a dialogue with this same counterparty to ultimately replace the previous repurchase facility with a smaller facility primarily focused on financing its balance sheet first mortgage loans. The Company believes that this new facility will provide more utility at a lower overall cost on terms, including maturity, consistent with the Company’s other credit facilities. In addition, the Company considers the amended term master repurchase agreement to be an ordinary course financing agreement in the context of its overall business. The Company has revised the disclosure on page 16 accordingly. For the reasons described above, the Company believes that the financing agreement referred to in the Staff’s comment does not constitute a material contract under Item 601(b)(10) of Regulation S-K, and is not required to be filed as an Exhibit to the Registration Statement.

January 24, 2014

Dilution, page 81

3.	Staff’s Comment: We note your response to comment 3 of our letter dated January 17, 2014, and will monitor your next amendment for compliance.

Response: As previously communicated to the Staff, the Company will provide the requested disclosure in a subsequent amendment.

Unaudited Pro Forma Consolidated Financial Information, page 85

4.	Staff’s Comment: We note your response to comment 5 of our letter dated January 17, 2014, and will monitor your next amendment for compliance.

Response: As previously communicated to the Staff, the Company will provide the requested disclosure in a subsequent amendment.

Business, page 140

Real Estate, page 147

5.	Staff’s Comment: Please discuss when the company acquired the commercial and residential properties and disclose the material terms of the transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the real estate disclosure on page 147 to reference the property table and revised the property table on page 162 to include acquisition date and acquisition price of real estate.

Underwriting, page 206

Other Relationships, page 209

6.	Staff’s Comment: We note your disclosure that “[c]ertain of the underwriters or their affiliates may be lenders under [your] new revolving credit facility.” Please revise to identify the underwriters.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 215 of Amendment No. 4 accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua Korff
Joshua Korff, P.C.

cc:	Mr. Marc Fox